TUNGRAY TECHNOLOGIES INC

February 7, 2023

Mr. Kyle Wiley, Staff Attorney
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Tungray Technologies Inc Draft Registration Statement on Form F-1 Submitted December 16, 2022 CIK No. 0001943444

Dear Mr. Wiley:

This letter is in response to the letter dated January 13, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed Tungray Technologies Inc (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Draft Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

Commonly Used Defined Terms, page 9

1.	We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

Response: In response to the Staff’s comment, the Company has revised the definition of “China” or the “PRC”, as well as that of “mainland China” on page 9 of the Amended Registration Statement.

Risk Factors

Our business may be exposed to risks associated with an increasingly concentrated customer base, page 39

2.	We note that HP accounted for 60% of your revenues for the year ended December 31, 2021. Please revise your risk factor to provide the material terms of any customer agreements on which you are dependent, including the term and termination provisions. To the extent applicable, file any agreement as an exhibit. Refer to Items 4.B.6. and 19 of Form 20-F.

Mr. Kyle Wiley, Staff Attorney
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

Response: Consistent with the industry practice, we have not entered into written agreements with our major customers. We have been providing services and products to such major customers based on purchase orders received from them from time to time. In response to the Staff’s comment, the Company has revised the risk factor on page 39 of the Amended Registration Statement, updated the exhibit list to include purchase orders with the major customers, and will file them as exhibits.

Our ownership in Tung Resource, a Singapore Subsidiary, may be in dispute or be subject to litigation..., page 51

3.	We note that your ownership of Tung Resource may be in dispute. We also note that 98% of your 2021 revenue generated from your largest customer was earned through Tung Resource. Please revise your risk factor to discuss the risks if your ownership in Tung Resource revoked.

Response: We respectfully advise the Staff that we did not generate 98% of our 2021 revenue from a customer; rather, as stated on page 39 of the Draft Registration Statement on Form F-1 submitted on December 16, 2022, “Tung Resource generated approximately … 98% of [its] revenue in 2021” from this customer. Since this customer, Hewlett-Packard Development Company, L.P., on a consolidated basis, accounted for 60.0% of our revenue for the year ended December 31, 2021, which has been disclosed on page 39, to avoid confusion, we removed the first two sentences of the last paragraph (which unnecessarily breaks down the revenue generated through a subsidiary of ours from this customer) on page 39.

In addition, in response to the Staff’s comment, the Company has further elaborated on the issue of ownership of Tung Resource at page 51 of the Amended Registration Statement. Although Tung Resources might not have obtained formally documented rejection notices or waivers from persons who had the right of first refusal pursuant to the procedures for a transfer of shares provided in the constitution of Tung Resource, as explained at page 51 of the Amended Registration Statement, we believe that the risk of challenge to the Initial Subscriber Transfers (as defined on page 51) in 1999 (and thus ownership of Tung Resources) merely arising from the lack of formally documented rejection notices or waivers is very low.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences..., page 74

4.	Please attribute the legal conclusions regarding whether the U.S. tax authorities will treat you as a passive foreign investment company to counsel, and include counsel’s consent as an exhibit to your registration statement.

Response: We respectfully advise the Staff that we did not make a legal conclusion on page 74 regarding whether the U.S. tax authorities will treat us as a passive foreign investment company (“PFIC”) for any certain year. According to our understanding of the relevant rules, we do not believe we or our counsel currently could make a legal conclusion regarding our PFIC status for the current taxable year or in the foreseeable future. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2023 or any other future year until after the close of that year. In response to the Staff’s comment, we revised the first sentence of the risk factor on page 74 to be: “While we intend to manage our business so as to avoid passive foreign investment company (“PFIC”) status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status.”

2

Mr. Kyle Wiley, Staff Attorney
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

Management's Discussion and Analysis of Financial Condition and Results of Operations of Tungray, page 86

5.	Please discuss, to the extent material, the percentage of revenues from each of the three business lines for all periods presented: (1) customized industrial test and tooling solutions, 2) welding equipment manufacturing, and 3) direct drive and linear direct current motors.

Response: In response to the Staff’s comments, the Company has updated the discussion in regards in the management’s discussion and analysis of financial condition for the three business lines on page 86.

6.	You state that "Tungray expects that retention rates will remain at high levels in the long term." Please disclose the retention rates for customers for all periods presented.

Response: In response to the Staff’s comments, the Company has updated the discussion in regards in the management’s discussion and analysis of financial condition for retention rates on page 88.

Results of Operations, page 90

7.	In regard to revenues, you suggest the increase was primarily attributable to an increased customer base and more equipment sold for both customized and standard products. For both customized and standard products, please revise to quantify the amount of revenue growth attributable to new customers versus existing customers, and to the change in volume of customized and standard products sold. Refer to Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comments, the Company has revised the discussion in regards in the management’s discussion and analysis of financial condition to quantify the amount of revenue growth attributable to new customers versus existing customers on page 91. However, the Company was not able to quantify the change in volume of customized and standard products sold since the customized products are all different for each order and standard products include at least 50 different types of products, with the sales volume of each type varies much for each period.

Business

3

Mr. Kyle Wiley, Staff Attorney
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

Research and Development (R&D), page 117

8.	We note that you have 46 registered patents. Please revise to disclose the duration and expiration of such patents.

Response: In response to the Staff’s comment, the Company has revised to disclose the duration and expiration of the patents on pages 117 and 118 of the Amended Registration Statement.

Related Party Transactions

Loans receivable - related parties, page 148

9.	We note a number of related party loans, including a loan to Wanjun Yao, your Chief Executive Officer. Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. Please revise your disclosure to identify the major shareholder who controls each entity, the purpose of these loans and how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to these loans.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 148 in regards in identifying the major shareholder who controls each entity. These loans were borrowed by the major shareholder and the entities controlled by him. The Company respectfully advises the Staff that those loans were generated during the periods when the Company was a private company. In addition, in November 2022, the Company’s subsidiaries, Tungray Singapore and Tung Resource, declared SGD 2,500,000 (approximately $1.8 million) and SGD 3,500,000 (approximately $2.6 million) dividends, respectively. The entitled dividend was partially offset the shareholder loan of $3,290,902 and $430,751 within the two subsidiaries as of June 30, 2022 and the remaining majority dividend was distributed to those shareholders who in turn paid their outstanding loan balances on behalf of those companies under their control. As of the date hereof, the shareholder loans were fully paid out.

Consolidated Financial Statements, page F-1

10.	Provide audited financial statements that are as of a date not older than 12 months at the time of filing and upon the effectiveness of the registration statement. Refer to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we have prepared a letter requesting the Commission to waive the requirement of Item 8.A.4 of Form 20-F and is filing such waiver request letter as an exhibit to the Amended Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

4

Mr. Kyle Wiley, Staff Attorney
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

Note 2. Summary of significant accounting policies

Loans receivables - related party, page F-46

11.	We note that "Loans receivables - related parties" represent loans to various companies which are under common control of the same major shareholder. In this regard, clarify the terms of the arrangement with related parties and how the terms determined the receivable is more appropriately classified a deduction from equity. Refer to ASC 310-10-S99-3 (i.e., SAB Topic 4:G).

Response: The Company respectfully acknowledges the staff that the loans were borrowed by the major shareholder and the entities controlled by him. There were no specific time requirement for returning the loans based on the terms of the arrangement with related parties, and in fact they seldom are actually repaid. Thus those loans receivables are seen as created to meet “substantial assets” test or promise to contribute capitals. Therefore, these loans are equivalent to unpaid subscriptions receivable for capital shares which Rule 5-02.30 of Regulation S-X requires to be deducted from the dollar amount of capital shares subscribed.

In response to the Staff’s comments, the Company has revised the discussion to clarify the terms of the arrangement with related parties on page F-46.

Contract balances, page F-49

12.	Please disclose the amount of revenue recognized in the reported period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-508(b).

Response: In response to the Staff’s comments, the Company has updated the disclosure in regards in the contract liabilities on page F-49.

Note 7. Intangible assets, net, page F-56

13.	We note your disclosure relating to land use rights. Please disclose more details of the nature of these rights, including any obligation during the term of the rights. Also, tell us how you considered these rights in your adoption of ASC 842.

Response: In response to the Staff’s comments, the Company has updated the disclosure in regards in the land use rights on page F-56.

All lands in PRC are owned by the PRC government, and under applicable law, the PRC government, may sell the right to use the land for a specified period of time and for a specific purpose. The government will usually auction the land use right in a public event. The cost of land use right is part of construction cost and is allocated to each square feet of property. The owner of land use right has no specific obligation during the term of holding the right. The land use right is transferred with the ownership of building.

Per ASC 842, contract is, or contains, a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity should assess whether, throughout the period of use, the customer has both of the following: the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the identified asset.

5

Mr. Kyle Wiley, Staff Attorney
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

The Company’s subsidiary, Tongri Electric, has obtained the right to use two parcels of land for its factories from the Qingdao local government for 50 years. The land use rights are to expire in the years of 2055 and 2062. The acquisition costs of the land use rights were amortized with the building over 50 years. The use of land will be based on the specific requirement by the local government who has the right to direct how and for what purpose the land is used.

Signatures, page II-7

14.	It appears that Alex Gong intends to sign the registration statement as Chief Financial Officer. However, we note that Mr. Gong will become your Chief Financial Officer immediately upon the effectiveness of the registration statement and is not currently serving in this role. Please confirm that the current Chief Financial Officer or the person serving in the role will sign the registration statement.

Response: In response to the Staff’s comment, the Board of Directors of the Company appointed Alex Gong as Chief Financial Officer, effective as of February 1, 2023. Mr. Gong will sign the registration statement as Chief Financial Officer of the Company.

General

15.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company confirms that no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized on its behalf. The Company acknowledges that it will supplementally provide to the Staff, under separate cover, a copy of all such communications presented to potential investors, if any.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

6

Mr. Kyle Wiley, Staff Attorney
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

		By:	/s/Wanjun Yao
Wanjun Yao
Chief Executive Officer

cc:	Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter – Tungray Technologies Inc]